Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 005-80961

In connection with the offer by Gas Natural SDG, S.A. (Gas Natural) to acquire 100% of the share capital of Endesa, S.A. (Endesa), Gas Natural has filed with the United States Securities and Exchange Commission (SEC) a registration statement on Form F-4 (File No.: 333-132076), which includes a prospectus and related exchange offer materials to register the Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural American Depositary Shares (ADSs)) to be issued in exchange for Endesa ordinary shares held by U.S. persons and for Endesa ADSs held by holders wherever located. In addition, Gas Natural has filed a Statement on Schedule TO with the SEC in respect of the exchange offer. INVESTORS AND HOLDERS OF ENDESA SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS, THE STATEMENT ON SCHEDULE TO, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement, the prospectus and related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC’s website at www.sec.gov. The prospectus and other transaction-related documents are being mailed to holders of Endesa securities eligible to participate in the U.S. offer and additional copies may be obtained for free from Georgeson Shareholder Communications, Inc., the information agent: 17 State Street, 10th Floor, New York, New York 10004, Toll Free (888) 206-0860, Banks and Brokers (212) 440-9800.

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The solicitation of offers to buy Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural ADSs) in the United States will only be made pursuant to a prospectus and related offering materials that Gas Natural expects to send to holders of Endesa ADSs and U.S. holders of Endesa ordinary shares. The Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time that the registration statement becomes effective. Investors in ordinary shares of Endesa should not subscribe for any Gas Natural ordinary shares to be issued in the offer to be made by Gas Natural in Spain except on the basis of the final approved and published offer document in Spain that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

*            *            *

The following is a summary advertisement issued by Gas Natural SDG, S.A. in connection with the offer by Gas Natural SDG, S.A. for 100% of the share capital of Endesa, S.A.

This announcement is neither an offer to purchase or exchange nor a solicitation of an offer to sell or exchange ordinary shares or American depositary shares of Endesa, S.A. (collectively, “Endesa securities”). The U.S. Offer (as defined below) is made solely by the Prospectus (as defined below), the related ADS Letter of Transmittal, the related U.S. Form of Acceptance and any amendments or supplements thereto, and is being made to all holders of ordinary shares of Endesa, S.A. who are located in the United States and to all holders of American depositary shares of Endesa, S.A., wherever located. The U.S. Offer is not being made to, nor will Endesa securities be accepted from or on behalf of, holders of Endesa securities in any jurisdiction in which the making of the U.S. Offer or the acceptance thereof would not be in compliance with applicable law. In U.S. jurisdictions where the applicable laws require that the U.S. Offer be made by a licensed broker or dealer, the U.S. Offer shall be deemed to be made on behalf of Gas Natural SDG, S.A. by UBS Securities LLC, as dealer-manager, or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Gas Natural SDG, S.A.

Notice of Offer to Exchange

0.569 newly issued ordinary shares or American depositary shares of

Gas Natural and an amount in U.S. dollars equivalent, after expenses, to €7.34 in cash,

for

Each Outstanding Ordinary Share (held by holders who are located in the United States)

of

Endesa, S.A.

and

0.569 newly issued ordinary shares or American depositary shares of

Gas Natural and an amount in U.S. dollars equivalent, after expenses, to €7.34 in cash,

for

Each Outstanding American Depositary Share (held by holders wherever located)

of

Endesa, S.A.

Gas Natural SDG, S.A., a Spanish sociedad anónima (“Gas Natural”), is offering to exchange all outstanding ordinary shares, nominal value €1.20 per share, of Endesa, S.A., a Spanish sociedad anónima (“Endesa”), including Endesa ordinary shares represented by American depositary shares (“ADSs”), on the terms and subject to the conditions set forth in the prospectus, dated March 6, 2006 (the “Prospectus”), the related ADS Letter of Transmittal and the related U.S. Form of Acceptance (which collectively constitute the “U.S. Offer”).

The U.S. Offer, which is open to all holders of Endesa ordinary shares who are located in the United States and to all holders of Endesa ADSs, wherever located, is being made concurrently with a Spanish offer (the “Spanish Offer”), which is open to all holders of Endesa ordinary shares who are located in Spain and to holders of Endesa ordinary shares who are located outside of Spain if, pursuant to the local laws and regulations applicable to such holders, they are permitted to participate in the Spanish Offer. Together, the U.S. Offer and the Spanish Offer (collectively, the “Offers”) are being made for all issued and outstanding Endesa ordinary shares, including Endesa ordinary shares represented by Endesa ADSs. The Offers are being made on substantially similar terms.

In the U.S. Offer, Gas Natural is offering to exchange:

•	for each Endesa ordinary share, an amount in U.S. dollars equivalent, after expenses, to €7.34 in cash and, at the holder’s option, either 0.569 newly issued ordinary shares of Gas Natural or 0.569 newly issued ADSs of Gas Natural; and

•	for each Endesa ADS, an amount in U.S. dollars equivalent, after expenses, to €7.34 in cash and, at the holder’s option, either 0.569 newly issued ordinary shares of Gas Natural or 0.569 newly issued ADSs of Gas Natural.

If a competing offer is commenced, Gas Natural and the competing offeror will have the opportunity to improve the terms of their respective offers. See “Part Five —The Exchange —Terms of the Exchange Offer” in the Prospectus.

The consideration offered in exchange for each Endesa ordinary share or ADS will not be reduced as a result of the complementary dividend from Endesa’s 2005 results proposed by the board of directors of Endesa of €2.095 per share (for total 2005 dividends of €2.4 per share), provided that the registration with the Commercial Registry of Barcelona of the new ordinary shares to be issued in the capital increase of Gas Natural in connection with the Offers takes place before the payment date of such dividend. In the event that the payment of this dividend takes place before the registration with the Commercial Registry of Barcelona of the new Gas Natural ordinary shares, the cash consideration offered in exchange for each Endesa ordinary share or ADS will be reduced as follows: (i) if the payment of the dividend takes place before the announced date of payment of July 3, 2006, the cash consideration will be reduced by an amount equal to the gross value of the €2.095 per share dividend; and (ii) if the payment of the dividend takes place on or after the announced date of payment of July 3, 2006, the consideration will be reduced by an amount equal to the gross value of the excess of such dividend which does not comply with Endesa’s dividend policy as filed with the Spanish securities commission, the Comisión Nacional del Mercado de Valores (the “CNMV”) on July 7, 2005, which is €1.357 per share. In addition, the consideration offered in exchange for each Endesa ordinary share or ADS will not be adjusted as a result of the payment of Gas Natural’s regular complementary dividend to be paid in July 2006. See “Part Five —The Exchange — Consideration Offered after Payment of Dividends” in the Prospectus.

No fractional Gas Natural ordinary shares will be issued in connection with the U.S. Offer. In lieu of any fraction of a Gas Natural ordinary share that you would otherwise have been entitled to receive pursuant to the terms of the U.S. offer, you will receive the U.S. dollar equivalent of an amount in cash equal to the product of that fraction and the average sale price per Gas Natural ordinary share, net of expenses, realized on the Automated Quotation System in Spain in the sale by an agent of the U.S. exchange agent of all the aggregated fractional Gas Natural ordinary shares that would have otherwise been issued in the U.S. Offer. No fractional Gas Natural ADSs will be issued in connection with the U.S. Offer. In lieu of any fraction of a Gas Natural ADS that you would otherwise have been entitled to receive pursuant to the terms of the U.S. Offer, you will receive an amount in U.S. dollars equal to the product of that fraction and the average sale price per Gas Natural ADS, net of expenses, realized on the New York Stock Exchange in the sale by the U.S. Exchange Agent of all the aggregated fractional Gas Natural ADSs that would have otherwise been issued in the U.S. Offer.

The sale of the aggregated fractional Gas Natural ordinary shares and aggregated fractional Gas Natural ADSs on the Automated Quotation System in Spain and the New York Stock Exchange, respectively, will occur within approximately 20 trading days following the expiration of the Offers. Thus, you will not know the exact amount of the cash payment you will receive in lieu of any fractional Gas Natural ordinary share or fractional Gas Natural ADS at the time that you tender your Endesa securities because this amount will depend on the trading prices of Gas Natural ordinary shares and Gas Natural ADSs, respectively, after the completion of the offers. Payments of cash in lieu of any fractional Gas Natural ordinary share or fractional Gas Natural ADS that you would otherwise have been entitled to receive pursuant to the terms of the U.S. Offer will be paid to you as promptly as practicable.

Gas Natural will pay the fees charged by the ADS depositary for Endesa ADSs tendered into the U.S. Offer, including any fees charged by the ADS depositary to redeposit Endesa ordinary shares underlying tendered Endesa ADSs that have been previously withdrawn from deposit with the ADS depositary in the event that the U.S. Offer is not consummated. All other fees and expenses which may be incurred as a result of the tender of Endesa securities by a holder thereof will be borne by such holder. Gas Natural will pay the reasonable and customary charges and expenses of The Bank of New York, Inc. (the “U.S. Exchange Agent”) which is acting on behalf of Gas Natural as exchange agent for the U.S. Offer, Georgeson Shareholder Communications, Inc., which is acting as information agent for the U.S. Offer (the “Information Agent”), and UBS Securities LLC, which is acting as dealer-manager for the U.S. Offer (the “Dealer-Manager”), incurred in connection with the U.S. Offer.

THE U.S. OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:00 A.M., NEW YORK CITY TIME (5:00 P.M., MADRID, SPAIN TIME), ON APRIL 19, 2006, UNLESS THE U.S. OFFER IS EXTENDED, LAPSES OR IS WITHDRAWN. YOU MAY WITHDRAW ANY ENDESA SECURITIES TENDERED INTO THE U.S. OFFER AT ANY TIME PRIOR TO THE EXPIRATION OF THE U.S. OFFER.

Gas Natural’s obligation to complete the U.S. Offer is subject to the following conditions:

1.	a minimum of 794,064,088 Endesa ordinary shares, representing 75% of Endesa ordinary shares, including those represented by ADSs, are tendered;

2.	modification of article 32 of Endesa’s by-laws removing all limitations or restrictions regarding the number of votes capable of being exercised by Endesa’s shareholders (individually or jointly) or companies belonging to the same group or individuals or companies controlled by those individuals so that each ordinary share is entitled to one vote, except the non-voting shares;

3.	modification of articles 37 and 38 of Endesa’s by-laws removing the requirements regarding classes of directors and majority composition of Endesa’s Board of Directors;

4.	modification of article 42 of Endesa’s by-laws so that no condition shall be required to be appointed as a member of Endesa’s Board of Directors or as a Managing Director, other than to the extent restricted under applicable law. Under Endesa’s current by-laws, the Board members cannot: (i) be over the age of 70 (66 years in the case of the managing directors); (ii) hold the capacity of representative, director or counsel of companies considered as competitors; (iii) combine the post of member of more than five Boards of other companies, excepting the Boards of those companies consolidated with Endesa, and (iv) benefit from the post of Board member to carry out any function, either directly or indirectly, within a company considered a customer, or that regularly provides goods and services to Endesa; and

5.	the completion of the Spanish Offer.

The Spanish Offer is subject to the same conditions as the U.S. Offer. However, the Spanish Offer is not conditioned on the completion of the U.S. Offer. Thus, even if the U.S. Offer is not completed, Gas Natural may accept and pay for Endesa securities tendered in the Spanish Offer. You should be aware that, under Spanish law, Gas Natural may request that the CNMV permit Gas

Natural to terminate the Spanish Offer in the event of exceptional circumstances which make the Spanish Offer not possible and that are beyond the control of Gas Natural. Spanish law does not, however, include particular provisions that specify what constitutes “exceptional circumstances” which would justify the CNMV approving termination of the Spanish Offer.

Gas Natural may waive any of these conditions in its discretion, subject to applicable law and certain limitations set out in the acquisition facilities (the “Acquisition Facilities”) entered into with certain credit institutions in connection with the Offers. The Acquisition Facilities restrict Gas Natural from waiving (i) the condition that article 32 of Endesa’s by-laws be modified to remove the voting limitations therein unless Gas Natural has acquired more than 75% of Endesa’s share capital and (ii) the condition that a minimum of 75% of Endesa ordinary shares are tendered unless more than 50% of Endesa ordinary shares are tendered and article 32 of Endesa’s by-laws has been modified to remove the voting limitations therein. If Gas Natural waives the condition that Endesa’s by-laws be modified, Gas Natural could be prevented from taking full control of Endesa as a result of the existing voting limitations in article 32 of Endesa’s by-laws. These voting limitations may only be removed upon the vote of Endesa’s shareholders. See “Part Three — Risk Factors — Even if we complete the offers, we may not be able to obtain effective control of Endesa” in the Prospectus.

If the condition that a minimum of 75% of Endesa ordinary shares are tendered is not satisfied, Gas Natural may decide to withdraw the Offers or waive or reduce such minimum tender condition and complete the Offers. If Gas Natural determines that it may waive or reduce the minimum tender condition following the expiration of the U.S. Offer, Gas Natural will announce that it may reduce or waive the minimum tender condition by press release and publication in a newspaper of general circulation at least five U.S. business days prior to the scheduled expiration of the U.S. Offer. See “Part Five —The Exchange —Conditions” in the Prospectus.

Both the U.S. Offer and the Spanish Offer commenced on March 6, 2006. The U.S. Offer and the Spanish Offer are being made on substantially identical terms and completion of the Offers is subject to the same conditions, except that the Spanish Offer is not conditioned on completion of the U.S. Offer. However, holders of Endesa ordinary shares who are not resident in the U.S. do not have the right to tender their shares in the U.S. Offer. In the event that you are a holder of Endesa ordinary shares and tender your Endesa ordinary shares into the Spanish Offer, you should be aware that the Spanish Offer is not subject to the requirements of U.S. law. Pursuant to Spanish law, holders of Endesa ordinary shares who tender into the Spanish Offer will not have withdrawal rights unless a competing bid is made, a material change to the offers is made or we waive certain conditions. See “Part Five—The Exchange—Withdrawal Rights” in the Prospectus. Additionally, Endesa ADS holders and U.S. persons holding Endesa ordinary shares will receive the U.S. dollar equivalent of the cash consideration paid in euros in the Spanish Offer, rather than receiving euros directly.

The U.S. Offer is scheduled to expire at 11:00 a.m., New York City time (5:00 p.m., Madrid, Spain time) on April 19, 2006. In the event a competing offer is commenced, the expiration date of the Offers will be modified to be the same as the expiration date of such competing offer. If Gas Natural is required or elects to extend the Offers, it will issue a press release announcing its decision and file the press release with the U.S. Securities and Exchange Commission (the “SEC”). Gas Natural’s press release will set forth the expiration date and time of the extended Offers and inform holders of Endesa securities subject to the U.S. Offers that they may tender their Endesa securities, or withdraw their tendered Endesa securities, at any time until the expiration of the extended offer period. Gas Natural will not include any subsequent offering period in the Offers.

Although we intend to make the offer periods and settlement dates for the U.S. Offer and the Spanish Offer the same, it is possible that the Spanish Offer may be completed prior to the U.S. Offer due to requirements of applicable law. Under Spanish law, the maximum acceptance period that Gas Natural may propose is two months, subject to certain exceptions. Under U.S. law, in the event that Gas Natural makes changes to the terms of the U.S. Offer, Gas Natural may be required to distribute additional offering materials and extend the acceptance period for the U.S. Offer. In the event that the acceptance period for U.S. Offer is extended beyond the expiration of the Spanish Offer, holders of Endesa securities participating in the U.S. Offer may receive payment after holders of Endesa securities participating in the Spanish Offer.

Holders of Endesa ADSs held in certificated form, commonly known as American depositary receipts (“ADRs”), may tender such Endesa ADSs in the U.S. Offer by delivering prior to the expiration of the U.S. Offer the following materials to the U.S. Exchange Agent at one of its addresses set forth on the back cover of the Prospectus: (1) their Endesa ADRs, (2) a properly completed and duly executed ADS Letter of Transmittal, and (3) any other documents required by the ADS Letter of Transmittal. Holders of Endesa ADSs held in book-entry form may tender such Endesa ADSs in the U.S. Offer by taking the following actions prior to the expiration of the U.S. Offer: (A) a book-entry transfer of such Endesa ADSs into the U.S. Exchange Agent’s account at the Depository Trust Company (“DTC”), (B) delivery to the U.S. Exchange Agent’s account at one of its addresses set forth on the back cover of the Prospectus an agent’s message (as described in the Prospectus), and (C) delivery to the U.S. Exchange Agent at one of its addresses set forth on the back cover of the Prospectus of any other documents required by the ADS Letter of Transmittal. Endesa ordinary shares held through a financial intermediary may be tendered pursuant to the U.S. Offer only by delivering to the U.S. Exchange Agent a properly completed and duly executed U.S. Form of Acceptance pursuant to the instructions for participating in the U.S. Offer and instructing your financial intermediary to tender your Endesa ordinary shares in the U.S. Offer by delivering your Endesa ordinary shares to the U.S. Exchange Agent’s account at Banco Santander Central Hispano, its custodian in Spain, in each case, before the expiration of the U.S. Offer. Endesa ordinary shares may not be tendered by completing the ADS Letter of Transmittal. All questions as to the validity, form and eligibility for exchange of any tendered Endesa securities will be determined by Gas Natural, in its discretion, and its determination will be final and binding on the holders of the Endesa securities.

Tenders of Endesa securities made pursuant to the U.S. Offer may be withdrawn at any time prior to the expiration of the U.S. Offer. If the U.S. Offer is extended, you may also withdraw your tendered Endesa securities during the extension period prior to the extended expiration date, which will be publicly announced by Gas Natural. If you have tendered Endesa ADSs to the U.S. Exchange Agent, for a withdrawal to be effective, you must send a signed written or facsimile transmission notice of withdrawal to the U.S. Exchange Agent at one of its addresses set forth on the back of the Prospectus. If you have tendered Endesa ADSs by book-entry transfer, you need to contact your agent who tendered your ADSs to make the withdrawal in accordance with DTC procedures. If you have tendered Endesa ordinary shares to the U.S. Exchange Agent, you must send a signed written or facsimile transmission notice of withdrawal to the U.S. Exchange Agent at one of its addresses set forth on the back of the Prospectus. Any such notice must specify the name of the person who tendered the Endesa securities being withdrawn, the number of Endesa securities being withdrawn and the name of the registered holder, if different from that of the person who tendered such Endesa securities. If Endesa ADRs being withdrawn have been delivered or otherwise identified to the U.S. Exchange Agent, then, prior to the physical release of such ADRs, (1) the U.S. Exchange Agent also must receive the name of the registered holder and the serial numbers of the particular Endesa ADRs and (2) the signature(s) on the notice of withdrawal must be guaranteed by an eligible institution, unless such Endesa ADSs have been tendered for the account of an eligible institution. If Endesa ADSs have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawal of Endesa ADSs. If tendered Endesa ordinary shares are being withdrawn, the notice of withdrawal must specify the name and number of the Spanish or U.S. financial intermediary account to be credited with the withdrawn Endesa securities. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Gas Natural and Iberclear (as defined below) and its participants, in their sole discretion, subject to applicable law, which determination will be final and binding on the holders of the Endesa securities. You may not rescind a notice of withdrawal, but you may re-tender withdrawn Endesa securities at any time prior to the expiration of the U.S. Offer by following the procedures for tendering. If you participate in the Spanish Offer, you will not have the withdrawal rights provided under U.S. law.

Gas Natural will be deemed to have accepted for exchange all validly tendered and not withdrawn Endesa securities at the expiration of the U.S. Offer, subject only to the conditions to completion of the Offers. The CNMV will issue a press release announcing the results of the Offers within approximately five business days after the expiration date of the Offers. On the day that the CNMV issues this press release, the Company will file an English translation via the SEC’s EDGAR system as an amendment to the Schedule TO. Subject to applicable rules of the SEC, Gas Natural reserves the right to delay acceptance for exchange, or delay exchange, of Endesa securities in order to comply in whole or in part with applicable law.

The Endesa ordinary shares (including Endesa ordinary shares represented by ADSs) validly tendered and not withdrawn will be recorded at Iberclear in favor of Gas Natural. Following expiration of the Offers, Iberclear, the institution which manages the Spanish clearance and settlement system of the Spanish Stock Exchanges and maintains the central share registry for all listed companies in Spain (“Iberclear”), will block these securities and issue a certificate evidencing such blockage. The Endesa ordinary shares (including Endesa ordinary shares represented by ADSs) so blocked will be deemed delivered for the purposes of Gas Natural’s share capital increase issuing the new Gas Natural ordinary shares. Gas Natural’s Board of Directors will adopt a resolution declaring that Gas Natural’s share capital increase has been completed and subscribed by the in-kind contribution of the Endesa ordinary shares (including Endesa ordinary shares represented by ADSs) accepted in the Offers. This resolution must be registered with the Commercial Registry of Barcelona. Upon registration of the share capital increase with the Commercial Registry, the new Gas Natural ordinary shares will be recorded at Iberclear in favor of the holders of Endesa securities’ who have accepted the Offers and title to such Endesa securities will transfer to Gas Natural. Gas Natural will apply for its new ordinary shares to be listed on the four Spanish Stock Exchanges and for its new ADSs to be listed on the New York Stock Exchange.

Assuming the conditions to the U.S. Offer have been satisfied and after receipt by the depositary (or its local custodian) for Gas Natural’s ADS program of the shares underlying the Gas Natural ADSs, Gas Natural will cause the ADSs representing the Gas Natural ordinary shares to be delivered in settlement of the U.S. Offer within approximately 15 business days after the expiration date. During this 15-day period you will not have title to the Endesa securities validly tendered. When Gas Natural’s Board adopts the resolution effecting the capital increase and such resolution is registered with the Commercial Registry of Barcelona and Iberclear, you will be considered, under Spanish law, to have paid for and acquired title to the Gas Natural ordinary shares, represented by the Gas Natural ADSs being issued to you in the U.S. Offer. Until the capital increase is registered with the Commercial Registry of Barcelona, the new Gas Natural ordinary shares (including underlying new Gas Natural ADSs to be issued) are registered with the CNMV and Iberclear and the Gas Natural ordinary shares are accepted for listing on the Spanish Stock Exchanges, you will not be able to sell your Gas Natural ordinary shares on the Spanish Stock Exchanges. Similarly, until the Gas Natural ordinary shares are deposited with the depositary in the United States and the ADSs are issued and accepted for listing on the New York Stock Exchange, you will not be able to sell your Gas Natural ADSs on the New York Stock Exchange. Therefore, you will not be able to sell your new Gas Natural ordinary shares or ADSs for approximately 20 trading days following the expiration of the U.S. Offer. Spanish law would not limit, however, any action, suit or proceeding by tendering holders against Gas Natural for breach of any contractual obligations under the U.S. Offer. See “Part Three — Risk Factors — If you tender your Endesa securities, you may not receive your new Gas Natural securities for up to three months after the announcement of the result of the offers, which will limit your ability to dispose of your new Gas Natural securities during that period” in the Prospectus.

The acquisition of Endesa by Gas Natural will be accounted for under IFRS and U.S. GAAP as a purchase business combination as defined by International Financial Reporting Standard No. 3 Business Combinations and Statement of Financial Accounting Standards No. 141, Business Combinations, respectively.

If a tendering holder of Endesa securities is a U.S. Holder (as defined in the Prospectus under “Material Income Tax Consequences — United States Income Taxation” in the Prospectus), the receipt of cash and Gas Natural ordinary shares or ADSs in exchange for ordinary shares or ADSs of Endesa in the U.S. Offer will be a taxable transaction for U.S. federal income tax purposes. For further details and exceptions, see “Material Income Tax Consequences — United States Income Taxation — United States Federal Income Tax Consequences of the U.S. Offer” in the Prospectus. Under Spanish law, any capital gains derived from securities issued by persons residing in Spain for Spanish tax purposes are considered to be Spanish source income and, therefore, are taxable in Spain. However, capital gains realized by U.S. Holders upon the exchange of Endesa ordinary shares of ADSs pursuant to the U.S. Offer will not be taxed in Spain if U.S. Holders provide certain documentation. For further details and exceptions, see “Material Income Tax Consequences — Spanish Taxation — Spanish Income Tax Consequences of the U.S. Offer” in the Prospectus. All holders of Endesa securities are urged to consult with their own tax advisors with respect to the specific tax consequences of the U.S. Offer.

The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the Securities and Exchange Act of 1934 (the “Exchange Act Rules”) is contained in the Prospectus and is incorporated herein by reference. In connection with the U.S. Offer, Gas Natural has delivered a written request to Endesa pursuant to Rule 14d-5 of the Exchange Act Rules relating to the use of Endesa’s stockholder list and security position listings. If such stockholder list and security position listings are provided to Gas Natural, Gas Natural will mail the Prospectus, the related ADS Letter of Transmittal, the related U.S. Form of Acceptance and other related materials to record holders of Endesa ordinary shares in the United States and record holders of Endesa ADSs and will be furnished, for subsequent transmittal to beneficial owners of Endesa securities, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing. If such stockholder list and security position listings are not provided to Gas Natural, Gas Natural will deliver such materials to Endesa for distribution in accordance with applicable law.

The Prospectus, the related ADS Letter of Transmittal and the related U.S. Form of Acceptance contain important information that you should read carefully before any decision is made with respect to the U.S. Offer.

Any questions or requests for assistance or for additional copies of the Prospectus, the related ADS Letter of Transmittal, the related U.S. Form of Acceptance and other related materials may be directed to the Information Agent at its address and telephone number set forth below, and copies will be furnished promptly at Gas Natural’s expense.

The Information Agent for the U.S. Offer is:	The Dealer Manager for the U.S. Offer is:

17 State Street, 10th Floor New York, New York 10004 Banks and Brokers Call: (212) 440-9800 All Others Call Toll Free: (888) 206-0860	299 Park Avenue New York, New York 10171 Toll Free: (877) 237-5947

March 6, 2006